UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2014

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on January 29, 2014 regarding the Consolidated Business Results for the Nine Months of the Fiscal Year Ending March 31, 2014 (U.S. GAAP).

2.	English translation of a company announcement made on January 29, 2014 regarding Komatsu’s plan to apply for termination of its registration with the U.S. Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: January 30, 2014	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer
Chief Financial Officer

3

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: January 29, 2014 URL: http://www.komatsu.com/

Consolidated Business Results for Nine Months of the Fiscal Year Ending

March 31, 2014 (U.S. GAAP)

1. Results for Nine Months Ended December 31, 2013

(Amounts are rounded to the nearest million yen)

(1) Consolidated Financial Highlights

Millions of yen except per share amounts

	Nine Months ended December 31, 2013	Nine Months ended December 31, 2012	Changes Increase (Decrease)
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	1,389,514	1,350,578	38,936	2.9%

Operating income	165,632	150,491	15,141	10.1%

Income before income taxes and equity in earnings of affiliated companies	170,131	145,588	24,543	16.9%

Net income attributable to Komatsu Ltd.	115,337	91,096	24,241	26.6%

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥121.01	¥95.66	¥25.35

Diluted	¥120.88	¥95.57	¥25.31

Note: Comprehensive income for nine months ended December 31, 2013 and 2012

2013:	221,155 millions of yen, up	62.3% from 2012
2012:	136,241 millions of yen, up	76.8% from 2011

(2)	Consolidated Financial Position

Millions of yen except per share amounts

	As of December 31, 2013	As of March 31, 2013
Total assets	2,721,354	2,517,857

Total equity	1,417,645	1,252,695

Komatsu Ltd. shareholders’ equity	1,354,582	1,193,194

Komatsu Ltd. shareholders’ equity ratio	49.8%	47.4%

Komatsu Ltd. shareholders’ equity per share (Yen)	¥1,421.10	¥1,252.33

2. Dividends

(For the fiscal years ended March 31, 2013 and ending March 31, 2014)	Yen

	The entire FY ending March 31, 2014		The entire FY ended March 31, 2013
	Results	Projection
First quarter period
Second quarter period	29.00	—	24.00

Third quarter period
Year-end	—	29.00	24.00

Total		58.00	48.00

Note: Changes in the projected cash dividend as of January 29, 2014: None

3. Projection for the Fiscal Year Ending March 31, 2014

(From April 1, 2013 to March 31, 2014)

Millions of yen except per share amounts

	The full fiscal year
		Changes
Net sales	1,860,000	(1.3)%

Operating income	210,000	(0.8)%

Income before income taxes and equity in earnings of affiliated companies	209,000	2.1%

Net income attributable to Komatsu Ltd.	136,000	7.7%

Net income attributable to Komatsu Ltd. per share—basic (Yen)	¥142.69

Notes:	1) Changes in the projected consolidated business results as of January 29, 2014: None

2) Percentages shown above represent the rates of change compared with the corresponding period a year ago.

4. Others

(1)	Changes in important subsidiaries during the nine months period under review: None

(2)	Use of simplified accounting procedures and adoption of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in Significant Accounting Rules, Procedures and Presentation and Changes in Significant Accounting Policies and Estimates

1)	Changes resulting from revisions in accounting standards, etc: Applicable

2)	Changes in other matters except for 1) above: Applicable

Note: See (4) Others on page 9 for more details.

(4)	Number of common shares outstanding

1)	The numbers of common shares issued (including treasury stock) were as follows:

As of December 31, 2013:     983,130,260 shares

As of March 31, 2013:           983,130,260 shares

2)	The numbers of shares of treasury were as follows:

As of December 31, 2013:     29,934,560 shares

As of March 31, 2013:           30,351,401 shares

3)	The weighted average numbers of common shares outstanding were as follows:

Nine months period ended December 31, 2013:     953,113,777 shares

Nine months period ended December 31, 2012:     952,321,093 shares

[Reference]

Results for Three Months Ended December 31, 2013

Millions of yen except per share amounts

	Three Months ended December 31, 2013	Three Months ended December 31, 2012	Changes Increase (Decrease)
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	464,393	419,729	44,664	10.6%

Operating income	56,686	39,227	17,459	44.5%

Income before income taxes and equity in earnings of affiliated companies	57,670	40,204	17,466	43.4%

Net income attributable to Komatsu Ltd.	36,527	24,984	11,543	46.2%

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥38.32	¥26.23	¥12.09

Diluted	¥38.28	¥26.21	¥12.07

Appendix

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results	P.5

(2) Financial Conditions	P.8

(3) Projection for the Fiscal Year Ending March 31, 2014	P.9

(4) Others	P.9

Consolidated Financial Statements

(1) Consolidated Balance Sheets	P.11

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	P.13

(3) Consolidated Statements of Cash Flows	P.17

(4) Note to the Going Concern Assumption	P.18

(5) Business Segment Information	P.18

(6) Note in Case of Notable Changes in the Amount of Shareholders’ Equity	P.19

(7) Others	P.19

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results

Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) embarked on the “Together We Innovate GEMBA Worldwide” three-year mid-range management plan in April 2013. Under this plan, Komatsu is making focused efforts on 1) growth strategies based on innovation, 2) growth strategies of existing businesses, and 3) structural reforms designed to reinforce the business foundation.

For the nine-month period (April 1 – December 31, 2013) of the fiscal year ending March 31, 2014, which represents the first year of the mid-range management plan, in the construction, mining and utility equipment business, while demand for mining equipment remained slack, that for construction equipment increased in Japan, China and some other regions. In addition, reflecting the Japanese yen’s depreciation, sales increased from the corresponding period a year ago. With respect to the industrial machinery and others business, while sales of machine tools as well as sheet-metal and press machines were firm mainly in the automobile manufacturing industry, total sales declined from the corresponding period a year ago. As a result, consolidated net sales for the nine-month period increased by 2.9% from the corresponding period a year ago, to JPY1,389.5 billion (USD13,233 million at USD1=JPY105). Concerning profits, while the loss of write-off of the inventories of wire saws was realized, operating income improved by 10.1% to JPY165.6 billion (USD1,577 million), supported by improved selling prices and production costs, continued focus on curtailing fixed costs and the Japanese yen’s depreciation. Operating income ratio increased by 0.8 points to 11.9%. Income before income taxes and equity in earnings of affiliated companies improved by 16.9% to JPY170.1 billion (USD1,620 million). Net income attributable to Komatsu Ltd. advanced by 26.6% to JPY115.3 billion (USD1,098 million).

[Consolidated Financial Highlights]	Millions of yen

	Nine Months ended December 31, 2013 1USD=JPY98.5 1EUR=JPY130.5 1RMB=JPY16.1	Nine Months ended December 31, 2012 1USD=JPY79.8 1EUR=JPY102.1 1RMB=JPY12.7	Changes Increase (Decrease)
	[A]	[B]	[(A-B)/B]
Net sales	1,389,514	1,350,578	2.9%

Construction, Mining and Utility Equipment	1,250,795	1,207,614	3.6%

Industrial Machinery and Others	144,903	150,626	(3.8)%

Elimination	(6,184)	(7,662)	—

Segment profit	163,709	151,069	8.4%

Construction, Mining and Utility Equipment	164,124	148,381	10.6%

Industrial Machinery and Others	1,122	3,824	(70.7)%

Corporate & elimination	(1,537)	(1,136)	—

Operating income	165,632	150,491	10.1%

Income before income taxes and equity in earnings of affiliated companies	170,131	145,588	16.9%

Net income attributable to Komatsu Ltd.	115,337	91,096	26.6%

Note:	Sales and profit figures in this report show the respective sums of nine months from April 1 to December 31, 2013. Unless otherwise noted, all sales by segment in this report indicate the amounts before elimination of inter-segment transactions.

Business results by operation are described below.

Construction, Mining and Utility Equipment

While demand for mining equipment remained slack, especially in coal mines, that for construction equipment was strong in Japan and steadily increased in China, where demand upturned for recovery during the current fiscal year. In addition, the Japanese yen depreciated against the U.S. dollar, euro, renminbi and some other currencies, compared to the corresponding period a year ago. Sales of construction, mining and utility equipment increased by 3.6% from the corresponding period a year ago, to JPY1,250.7 billion (USD11,912 million). Segment profit increased by 10.6% to JPY164.1 billion (USD1,563 million).

Under such an environment, Komatsu steadily launched D61PXi-23 medium-sized Machine Control dozers, which feature the world’s first fully automatic blade control, in North America, Europe and Japan. As a next-generation product playing a vital role of the growth strategies based on innovation, Komatsu also broadened its model range. During the period under review, Komatsu worked to reinforce the aftermarket business, which includes the provision of services and sales expansion of strategic parts by using KOMTRAX (Komatsu Machine Tracking System), which is installed in over 300,000 units worldwide. With respect to models certified for new emission regulations which have become effective in the United States, Europe and Japan since 2011, Komatsu continued aggressive market introduction together with KOMATSU CARE, a new service program designed to reduce the total lifecycle costs of these models and prolong machine life.

To strengthen research and development of operations related to manufacturing engineering, Komatsu began operation of a new manufacturing engineering development center, designed to play an important role of reforming production and improving product performance, in the Osaka Plant in October 2013. Komatsu also facilitated activities to cut down electric power consumption to half at all plants in Japan, including the on-going construction of a new factory which will feature dynamic energy-saving and productivity by means of cutting-edge technologies, at the Awazu Plant in Ishikawa Prefecture.

[Sales to Outside Customers of Construction, Mining and Utility Equipment by Region]	Millions of yen

	Nine Months ended December 31, 2013	Nine Months ended December 31, 2012	Changes Increase (Decrease)
	[A]	[B]	[A-B]	[(A-B)/B]
Japan	245,700	208,504	37,196	17.8%

North America	201,589	181,977	19,612	10.8%

Latin America	183,700	195,726	(12,026)	(6.1)%

Americas	385,289	377,703	7,586	2.0%

Europe	85,308	73,811	11,497	15.6%

CIS	51,914	65,658	(13,744)	(20.9)%

Europe & CIS	137,222	139,469	(2,247)	(1.6)%

China	112,322	82,992	29,330	35.3%

Asia*	135,300	165,681	(30,381)	(18.3)%

Oceania	119,301	142,764	(23,463)	(16.4)%

Asia* & Oceania	254,601	308,445	(53,844)	(17.5)%

Middle East	36,298	18,744	17,554	93.7%

Africa	77,424	69,798	7,626	10.9%

Middle East & Africa	113,722	88,542	25,180	28.4%

Total	1,248,856	1,205,655	43,201	3.6%

*	Excluding Japan and China

Komatsu’s operations by region are described below.

Japan

During the period under review, demand for construction equipment advanced thanks to an increase in construction investment, growth of demand in the regions destroyed by the Great East Japan Earthquake through full-scale civil engineering works for the construction and relocation of residences to elevated locations as well as redevelopment of communities, and expanded purchase of equipment by customers who have looked into stricter emission regulations for the near future. As a result, sales improved from the corresponding period a year ago.

With respect to products, Komatsu launched D37PXi-23 small-sized Machine Control dozers to Komatsu Rental Ltd. and other rental companies of the Komatsu Group in December 2013, following D61PXi-23 medium-sized Machine Control dozers launched in September 2013. Concerning new products that are complaint with new emission regulations, which have become effective steadily since 2011, Komatsu has launched over 30 models with an addition of the HB205-2 medium-sized hybrid hydraulic excavator and worked to expand their sales.

Americas

In North America, while demand advanced in the housing and energy development sectors, that in the rental sector remained sluggish. While overall demand lacked a growth momentum in the period under review, sales increased from the corresponding period a year ago, reflecting the Japanese yen’s depreciation. In June 2013, Komatsu launched D61EXi/PXi-23 medium-sized Machine Control dozers in the United States by leading other regions of the world, and has since increased the volume of their sales steadily.

In Latin America, sales declined from the corresponding period a year ago, against the backdrop of declined demand for mining equipment in copper mines in Chile and Peru.

Europe & CIS

In Europe, demand remained slack in Germany and France, among major markets, as economies remained sluggish against the backdrop of the Eurozone crisis. However, sales increased from the corresponding period a year ago, reflecting the Japanese yen’s depreciation.

In CIS, sales decreased from the corresponding period a year ago, as sharply affected by downturned demand for equipment for use in gold mines.

China

Demand, which had been sluggish since FY2011, upturned for recovery in April 2013. Komatsu steadily expanded sales of its flagship 20-ton class hydraulic excavators, especially a new model launched in February 2013, which features improved fuel economy, as well as smaller construction equipment. Sales of 30-ton class hydraulic excavators also recovered in June 2013. As a result, sales significantly improved from the corresponding period a year ago.

In October 2013, Komatsu Shantui Construction Machinery Co., Ltd. a manufacturing subsidiary of medium-sized hydraulic excavators in Shandong Province, received the Deming Prize for 2013 for its proactive TQM (total quality management) efforts. Komatsu Shantui Construction Machinery Co., Ltd. became the first award-winning overseas subsidiary of the Company.

Asia & Oceania

In Indonesia, the largest market of Southeast Asia, demand for mining and construction equipment dropped, as especially affected by the sluggish international price of thermal coal and the depreciation of the Indonesian rupiah which has accelerated since August 2013. As a result, sales in Asia plunged from the corresponding period a year ago.

In Oceania, as demand for mining equipment in iron ore mines and that for construction equipment remained slack, sales declined from the corresponding period a year ago. In October 2013, Komatsu introduced 30-ton class HB335/365-1 hybrid hydraulic excavators in Australia by leading other regions of the world. They are Komatsu’s second hybrid hydraulic excavators after 20-ton class models.

Middle East & Africa

In the Middle East, sales expanded from the corresponding period a year ago, partly due to demand which increased steadily in Turkey, the largest market of the region, and Gulf nations. In Saudi Arabia, Komatsu worked together with a leading local company, with whom it signed the distributorship agreement in 2012, to steadfastly reinforce sales and product support operations.

In Africa, sales increased from the corresponding period a year ago, reflecting demand for equipment for use in coal and iron ore mines.

Industrial Machinery and Others

While sales of machine tools as well as sheet-metal and press machines remained firm centering on the automobile manufacturing industry, sales decreased by 3.8% from the corresponding nine-month period a year ago, to JPY144.9 billion (USD1,380 million). Segment profit dropped by 70.7% to JPY1.1 billion (USD11 million). In the third quarter of the current fiscal year, the loss of write-off of the inventories of wire saws whose demand have been sluggish was realized in the amount of JPY7.6 billion.

In the business of machine tools as well as sheet-metal and press machines, Komatsu aggressively worked to expand sales of strategic products, such as NTG-4SP grinders, H1F-2 small AC Servo presses, and new KFL Series fiber laser cutting machines, all designed to enhance customers’ productivity, safety and environmental performance.

(2) Financial Conditions

As of December 31, 2013, total assets increased by JPY203.4 billion from the previous fiscal year-end, to JPY2,721.3 billion (USD25,918 million), mainly due to the Japanese yen’s depreciation against the U.S. dollar, euro and renminbi. Interest-bearing debt increased by JPY24.8 billion from the previous fiscal year-end, to JPY704.6 billion (USD6,711 million). Komatsu Ltd. shareholders’ equity increased by JPY161.3 billion from the previous fiscal year-end, to JPY1,354.5 billion (USD12,901 million). As a result, Komatsu Ltd. shareholders’ equity ratio increased by 2.4 percentage points from the previous fiscal year-end, to 49.8%. Net debt-to-equity ratio* was 0.44, compared to 0.49 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

For the nine-month period under review, net cash provided by operating activities totaled JPY188.9 billion (USD1,800 million), an increase of JPY59.9 billion from the corresponding period a year ago, mainly due to net income of JPY122.2 billion (USD1,164 million) and improved working capital. Net cash used in investing activities amounted to JPY110.3 billion (USD1,051 million), an increase of JPY8.6 billion from the corresponding period a year ago, mainly due to the purchase of fixed assets. Net cash used in financing activities amounted to JPY62.5 billion (USD596 million), mainly due to the payment of cash dividends, as compared to JPY14.8 billion used for the corresponding period a year ago. After adding the effects of foreign exchange rate fluctuations, cash and cash equvalents, totaled JPY110.8 billion (USD1,056 million), an increase of JPY17.2 billion from the previous fiscal year-end.

(3) Projection for the Fiscal Year Ending March 31, 2014

(From April 1, 2013 to March 31, 2014)

On October 28, 2013, Komatsu revised its projections of business results for the fiscal year ending March 31, 2014, which are shown on page 2 of this report.

(4) Others

(1)	Changes in important subsidiaries during the nine month period under review: None

(2)	Use of simplified accounting procedures and adoption of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in Significant Accounting Rules, Procedures and Presentation and Changes in Significant Accounting Policies and Estimates

1)	Changes resulting from revisions in accounting standards, etc.: Applicable

From the fiscal year ending March 31, 2014, Komatsu adopted the Accounting Standards Update (“ASU”) 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This adoption did not have any impact on Komatsu’s financial position and results of operations.

2)	Changes in other matters except for 1) above: Applicable

The company and some of its consolidated subsidiaries which had adopted the declining balance method for depreciation of property, plant and equipment changed the depreciation method to the straight-line method beginning April 1, 2013.

Komatsu promotes continuous innovation of technologies by concentrating the production of high-value added and technologically important key components in Japan, and also undertakes integrated development and production under the Mother Plant system. As a general rule, Komatsu engages in local production in different parts of the world where there is sufficient market demand for its products. With respect to mainstay products, however, Komatsu has facilitated effective use of its global production capacities by cross sourcing finished products after producing them at its most cost-effective plants and exporting them in light of changes in market demand and foreign exchange rate. Komatsu is establishing its production efficiency, standardization of production and stable operation of production facilities through renewing its old factory buildings in Japan, reassessing logistics and reforming production process by technology innovation as well as cutting down electric power consumption to half at its plants in Japan. With respect to capital investment, Komatsu continues to invest in its production facilities for renovation at a constant level. In light of those activities, Komatsu expects stable production and facility utilization within its production capacity, and is able to receive economic benefits from those facilities at a constant rate throughout their durable periods.

As a result of reviewing its depreciation method, Komatsu concluded that the straight-line method would be an appropriate depreciation method to reflect its usage of property, plants and equipment and to allocate the costs in earnings.

The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the nine months ended December 31, 2013 decreased by approximately JPY8.6 billion. Net Income attributable to Komatsu Ltd. for the nine months ended December 31, 2013 increased by approximately JPY5.3 billion. Basic and Diluted net income attributable to Komatsu Ltd. per common share for the nine months ended December 31, 2013 increased by JPY5.62, and JPY5.61, respectively.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Consolidated Financial Statements

(1) Consolidated Balance Sheets

Assets

Millions of yen

	As of December 31, 2013		As of March 31, 2013
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥110,890		¥93,620
Time deposits	132		217
Trade notes and accounts receivable, net	591,975		606,904
Inventories	728,217		633,647
Deferred income taxes and other current assets	171,164		157,668

Total current assets	1,602,378	58.9	1,492,056	59.3

Long-term trade receivables, net	251,320	9.2	235,825	9.4

Investments
Investments in and advances to affiliated companies	20,403		19,404
Investment securities	69,572		59,279
Other	2,111		2,574

Total investments	92,086	3.4	81,257	3.2

Property, plant and equipment
- less accumulated depreciation and amortization	645,957	23.7	585,220	23.2

Goodwill	36,124	1.3	34,703	1.4
Other intangible assets	58,798	2.2	58,523	2.3
- less accumulated amortization
Deferred income taxes and other assets	34,691	1.3	30,273	1.2

Total	¥2,721,354	100.0	¥2,517,857	100.0

Liabilities and Equity

Millions of yen

	As of December 31, 2013		As of March 31, 2013
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥254,988		¥205,156
Current maturities of long-term debt	108,536		130,793
Trade notes, bills and accounts payable	234,886		226,275
Income taxes payable	25,411		33,227
Deferred income taxes and other current liabilities	232,384		232,125

Total current liabilities	856,205	31.5	827,576	32.8

Long-term liabilities
Long-term debt	341,133		343,814
Liability for pension and retirement benefits	51,598		49,912
Deferred income taxes and other liabilities	54,773		43,860

Total long-term liabilities	447,504	16.4	437,586	17.4

Total liabilities	1,303,709	47.9	1,265,162	50.2

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	139,370		138,818
Retained earnings:
Appropriated for legal reserve	39,944		38,230
Unappropriated	1,097,588		1,034,504
Accumulated other comprehensive income (loss)	52,021		(43,440)
Treasury stock	(42,211)		(42,788)

Total Komatsu Ltd. shareholders’ equity	1,354,582	49.8	1,193,194	47.4

Noncontrolling interests	63,063	2.3	59,501	2.4

Total equity	1,417,645	52.1	1,252,695	49.8

Total	¥2,721,354	100.0	¥2,517,857	100.0

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Nine months ended December 31, 2013 and 2012

Consolidated Statements of Income

Millions of yen except per share amounts

	Nine Months ended December 31, 2013		Nine Months ended December 31, 2012
		Ratio (%)		Ratio (%)
Net sales	¥1,389,514	100.0	¥1,350,578	100.0
Cost of sales	991,363	71.3	986,846	73.1
Selling, general and administrative expenses	234,442	16.9	212,663	15.7
Other operating income (expenses), net	1,923	0.1	(578)	(0.0)

Operating income	165,632	11.9	150,491	11.1

Other income (expenses), net
Interest and dividend income	3,060	0.2	3,209	0.2
Interest expense	(6,634)	(0.5)	(6,155)	(0.5)
Other, net	8,073	0.6	(1,957)	(0.1)

Total other income (expenses)	4,499	0.3	(4,903)	(0.4)

Income before income taxes and equity in earnings of affiliated companies	170,131	12.2	145,588	10.8
Income taxes	49,534	3.6	48,258	3.6
Income before equity in earnings of affiliated companies	120,597	8.7	97,330	7.2
Equity in earnings of affiliated companies	1,633	0.1	1,007	0.1
Net income	122,230	8.8	98,337	7.3
Less: Net income attributable to noncontrolling interests	6,893	0.5	7,241	0.5

Net income attributable to Komatsu Ltd.	¥115,337	8.3	¥91,096	6.7

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥121.01		¥95.66
Diluted	¥120.88		¥95.57

Consolidated Statements of Comprehensive Income

Millions of yen

	Nine Months ended December 31, 2013	Nine Months ended December 31, 2012
Net income	¥122,230	¥98,337
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments	89,561	36,186
Net unrealized holding gains (losses) on securities available for sale	8,171	125
Pension liability adjustments	832	1,611
Net unrealized holding gains (losses) on derivative instruments	361	(18)

Total	98,925	37,904

Comprehensive income (loss)	221,155	136,241
Less: Comprehensive income (loss) attributable to noncontrolling interests	10,378	9,442

Comprehensive income (loss) attributable to Komatsu Ltd.	¥210,777	¥126,799

Three months ended December 31, 2013 and 2012

Consolidated Statements of Income

Millions of yen except per share amounts

	Three Months ended December 31, 2013		Three Months ended December 31, 2012
		Ratio (%)		Ratio (%)
Net sales	¥464,393	100.0	¥419,729	100.0
Cost of sales	330,822	71.2	308,761	73.6
Selling, general and administrative expenses	78,955	17.0	71,179	17.0
Other operating income (expenses), net	2,070	0.4	(562)	(0.1)

Operating income	56,686	12.2	39,227	9.3

Other income (expenses), net
Interest and dividend income	774	0.2	941	0.2
Interest expense	(2,271)	(0.5)	(1,649)	(0.4)
Other, net	2,481	0.5	1,685	0.4

Total other income (expenses)	984	0.2	977	0.2

Income before income taxes and equity in earnings of affiliated companies	57,670	12.4	40,204	9.6

Income taxes	19,414	4.2	13,542	3.2
Income before equity in earnings of affiliated companies	38,256	8.2	26,662	6.4
Equity in earnings of affiliated companies	689	0.1	439	0.1
Net income	38,945	8.4	27,101	6.5
Less: Net income attributable to noncontrolling interests	2,418	0.5	2,117	0.5

Net income attributable to Komatsu Ltd.	¥36,527	7.9	¥24,984	6.0

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥38.32		¥26.23
Diluted	¥38.28		¥26.21

Consolidated Statements of Comprehensive Income

Millions of yen

	Three Months ended December 31, 2013	Three Months ended December 31, 2012
Net income	¥38,945	¥27,101
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments	66,293	80,008
Net unrealized holding gains (losses) on securities available for sale	4,378	6,638
Pension liability adjustments	330	409
Net unrealized holding gains (losses) on derivative instruments	(423)	(1,398)

Total	70,578	85,657

Comprehensive income (loss)	109,523	112,758
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,060	7,250

Comprehensive income (loss) attributable to Komatsu Ltd.	¥103,463	¥105,508

(3) Consolidated Statements of Cash Flows

Millions of yen

	Nine Months ended December 31, 2013	Nine Months ended December 31, 2012
Operating activities
Net income	¥122,230	¥98,337
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	64,028	64,597
Deferred income taxes	6,588	1,219
Impairment loss and net loss (gain) from sale of investment securities	(1,605)	97
Net loss (gain) on sale of property	(4,329)	(435)
Loss on disposal of fixed assets	2,271	1,045
Pension and retirement benefits, net	1,645	569
Changes in assets and liabilities:
Decrease (increase) in trade receivables	61,729	59,788
Decrease (increase) in inventories	(36,017)	(16,669)
Increase (decrease) in trade payables	(1,570)	(71,360)
Increase (decrease) in income taxes payable	(8,579)	(7,225)
Other, net	(17,397)	(875)

Net cash provided by (used in) operating activities	188,994	129,088

Investing activities
Capital expenditures	(130,987)	(104,356)
Proceeds from sale of property	19,776	6,402
Proceeds from sale of available for sale investment securities	4,332	595
Purchases of available for sale investment securities	(35)	(11)
Acquisition of subsidiaries and equity investees, net of cash acquired	(4,539)	(5,752)
Collection of loan receivables	225	613
Disbursement of loan receivables	(16)	(50)
Decrease (increase) in time deposits, net	860	788

Net cash provided by (used in) investing activities	(110,384)	(101,771)

Financing activities
Proceeds from debt issued (Original maturities greater than three months)	153,316	286,620
Payment on debt (Original maturities greater than three months)	(167,531)	(268,534)
Short-term debt—net (Original maturities three months or less)	10,870	21,914
Repayments of capital lease obligations	(2,552)	(5,057)
Sale (purchase) of treasury stock, net	(26)	44
Dividends paid	(50,539)	(42,877)
Other, net	(6,068)	(7,002)

Net cash provided by (used in) financing activities	(62,530)	(14,892)

Effect of exchange rate change on cash and cash equivalents	1,190	(503)

Net increase (decrease) in cash and cash equivalents	17,270	11,922

Cash and cash equivalents, beginning of year	93,620	83,079

Cash and cash equivalents, end of period	¥110,890	¥95,001

(4) Note to the Going Concern Assumption

None

(5) Business Segment Information

1) Information by Operating Segments

Nine Months ended December 31, 2013 and 2012

(For Nine Months ended December 31, 2013)

Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,248,856	140,658	1,389,514	—	1,389,514
Intersegment	1,939	4,245	6,184	(6,184)	—

Total	1,250,795	144,903	1,395,698	(6,184)	1,389,514

Segment profit	164,124	1,122	165,246	(1,537)	163,709

(For Nine Months ended December 31, 2012)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,205,655	144,923	1,350,578	—	1,350,578
Intersegment	1,959	5,703	7,662	(7,662)	—

Total	1,207,614	150,626	1,358,240	(7,662)	1,350,578

Segment profit	148,381	3,824	152,205	(1,136)	151,069

Three Months ended December 31, 2013 and 2012

(For Three Months ended December 31, 2013)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	420,081	44,312	464,393	—	464,393
Intersegment	643	992	1,635	(1,635)	—

Total	420,724	45,304	466,028	(1,635)	464,393

Segment profit	58,331	(3,686)	54,645	(29)	54,616

(For Three Months ended December 31, 2012)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	367,987	51,742	419,729	—	419,729
Intersegment	477	1,685	2,162	(2,162)	—

Total	368,464	53,427	421,891	(2,162)	419,729

Segment profit	38,800	523	39,323	466	39,789

Notes:	1) Business categories and principal products & services included in each operating segment are as follows:

a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products, and logistics

b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

2)	Transfers between segments are made at estimated arm’s-length prices.

2) Geographic Information

Net sales determined by customer location were as follows:

For Nine Months ended December 31, 2013 and 2012

Millions of yen

	Japan	Americas	Europe & CIS	China	Asia* & Oceania	Middle East & Africa	Total
FY2013	310,145	408,234	143,417	130,703	283,272	113,743	1,389,514

FY2012	271,095	393,258	149,208	109,331	338,221	89,465	1,350,578

For Three Months ended December 31, 2013 and 2012

Millions of yen

	Japan	Americas	Europe & CIS	China	Asia* & Oceania	Middle East & Africa	Total
FY2013	116,537	135,376	47,238	42,981	84,994	37,267	464,393

FY2012	92,179	124,821	49,636	34,000	91,447	27,646	419,729

*	Excluding Japan and China

(6) Note in Case of Notable Changes in the Amount of Shareholders’ Equity

None

(7) Others

In the Consolidated Statements of Cash Flow, Komatsu disclosed its cash flow of short-term debt in financing activities on a net amount basis in the nine months ended December 31, 2012. Komatsu discloses its cash flow on a net amount basis for the debts whose original maturities are three months or less in the nine months ended December 31, 2013. The Consolidated Statements of Cash Flow for the nine months ended December 31, 2012 have been re-presented to be consistent with the December 31, 2013 presentation. This change does not have any impact on the reported total cash flow from financing activities.

(end)

For Immediate Release

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: January 29, 2014 URL: http://www.komatsu.com

Komatsu to apply for termination of registration with the U.S. Securities and Exchange Commission

Komatsu Ltd. (hereinafter the “Company”) (President and CEO: Tetsuji Ohashi) hereby announces that at the meeting of the Board of Directors held today, the Company resolved to apply for a termination of its registration with the U.S. Securities and Exchange Commission (the “SEC”) and its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as below.

1. Reason for termination

The Company issued convertible bonds in the United States through a public offering registered with the SEC in 1967 for the purpose of raising capital, and has since maintained its registration with the SEC.

Since then, the Company has diversified its financing methods, such as through the Euro Medium Term Note Program, and enhanced the efficiency of its funding operation by implementing the Cash Management System. In addition, the external environment has changed considerably, such as an increase in trading of stocks on Japanese stock exchange markets by foreign investors due to the globalization of Japanese financial and capital markets, and the lessening of disparity in the standards of disclosure and internal controls between the United States and Japan due to a series of amendments to Japanese laws, regulations and accounting standards.

The Company has determined that in this environment, there is no need to continue its registration with the SEC. Therefore, the Company has decided to apply for the termination of its registration.

2. Schedule

Early April 2014:

The Company will file the Form 15F with the SEC to terminate its reporting obligations under the Exchange Act.

As a result of filing the Form 15F, the Company’s reporting obligations under the Exchange Act will be suspended.

Early July 2014:

Deregistration with the SEC will become effective, terminating the Company’s reporting obligations under the Exchange Act.

The schedule may be changed upon the SEC’s objection or request for an extended review.

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3. Future plans

While the Company’s reporting obligations under the Exchange Act (including the obligation to file annual reports on Form 20-F) will be terminated upon deregistration with the SEC, the Company will continue to prepare English consolidated financial statements in accordance with U.S. GAAP and disclose them on its website together with English translations of disclosures made pursuant to Japanese law and other important information, such as news releases in order to ensure comparability with prior disclosures. The Company will continue to make efforts to maintain and enhance its disclosure to all of its stakeholders, including shareholders and investors.

The Company intends to maintain its American Depositary Receipt program in the United States even after deregistration, and therefore anticipates that its American Depositary Shares will continue to be traded in the United States on the over-the-counter market.

(end)

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